Exhibit 99.1

China Online Education Group Announces Guidance Update

BEIJING, July 20 2021 /PRNewswire/ -- China Online Education Group ("51Talk," or the "Company") (NYSE: COE), a leading online education platform in China with core expertise in English education, announced today that the Company expects its net revenues for the second quarter of 2021 to be between RMB575 million and RMB580 million, compared with the guidance of between RMB597 million and RMB603 million provided on May 17, 2021.

As of the date of this announcement, the Company is still in the process of finalizing its financial results for the second quarter of 2021. Detailed information on the performance of the Company will be disclosed in the Company’s second quarter 2021 results announcement.

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company's mission is to make quality education accessible and affordable. The Company's online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group
Investor Relations
+86 (10) 8342-6262
ir@51talk.com

The Piacente Group, Inc.
Brandi Piacente
+86 (10) 5730-6200
+1-212-481-2050
51talk@tpg-ir.com

SOURCE China Online Education Group